SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                GOLDSPRING, INC.

                                  COMMON STOCK


                                   381536 10 1
                                 (CUSIP NUMBER)


                        8585 E. Hartford Drive, Suite 400
                            Scottsdale, Arizona 85255


                                  July 12, 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1)   Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons (entities only):

         Leslie Cahan (shares held in the name of Mr. Cahan's wholly owned corporation, Harlesk Nevada, Inc.)

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
      (b)

(3)   SEC Use Only

(4)   Source of Funds (See Instructions): OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power: 9,000,000 Common Stock as of filing date
                         (9,000,000 Common Stock as of date of Reporting Event)

(8)   Shared Voting Power: 0

(9)   Sole Dispositive Power: 9,000,000 as of filing date
                         (9,000,000 as of date of Reporting Event)

(10)  Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,000,000 as of filing date
                         (9,000,000 as of date of Reporting Event)

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)  Percent of Class Represented by Amount in Row (11): 5.2% as of filing date
                         (5.2% as of date of Reporting Event)

(14)  Type of Reporting Person: CO


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ITEM 1. SECURITY AND ISSUER.

GoldSpring, Inc.
Common Stock, $.000666 par value.
8585 E. Hartford Drive, Suite 400
Scottsdale, Arizona 85255

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name: Leslie Cahan

(b)   Address: 8585 E. Hartford Drive, Suite 400
               Scottsdale, Arizona 85255

(c)   Officer and Director of Issuer

(d)   None.

(e)   None.

(f)   Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Leslie Cahan, acquired the shares of the Issuer upon the change in control of Issuer pursuant to the Plan and Agreement of Reorganization with Ecovery, Inc. The Reporting Person received such shares as a result of his status as a shareholder of Ecovery, Inc. at the time of the Agreement, in which the Issue exchanged 90,000,000 shares of its common stock for the assets of Ecovery, Inc.


ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on a change in control of Issuer pursuant to a Plan and Agreement of Reorganization with Ecovery, Inc. Pursuant to such Agreement, Issuer transferred a total of 90,000,000 restricted shares of its voting common stock to Ecovery, Inc. in exchange for the purchase of Ecovery's office and mining assets.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Leslie Cahan currently holds 9,000,000 of the issued and outstanding common shares of the Issuer, or 5.2% of the issued and outstanding shares of the Issuer.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.




                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 1, 2004                              Signature: /s/ Leslie Cahan
                                                            --------------------
                                                            LESLIE CAHAN